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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 11, 2020

Re:	Royalty Pharma plc Confidential Submission of Amendment No. 3 to the Registration Statement on Form S-1 Submitted June 11, 2020 CIK No. 0001802768

Mr. Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Buchmiller,

On behalf of our client, Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated June 9, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 3 of the Registration Statement (“Amendment No. 3”) together with this response letter. Amendment No. 3 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the revisions addressing a particular comment appears.

Amendment No. 2 to Registration Statement on Form S-1

Our Portfolio, page 4

1.

Please revise your graphic to clarify the meaning of “2019A” end market sales. For example, please clarify if the “A” is intended to mean actual, approximate or something else. If these are estimated figures, or assumptions underlie the calculations, please discuss. In an appropriate location of your prospectus, indicate how these figures are useful to investors in understanding your royalty receipts and also how management uses them.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the graphic on page 4 and the disclosure on pages 4 and 131 of Amendment No. 3.

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	2	June 11, 2020

2.

Please revise the prospectus to ensure that the disclosure of 2019A End Market sales in the graphics on page 4 reconcile to your disclosure regarding end market sales under “Our Portfolio” beginning on page 149, or advise. For example, we note your disclosure on page 151 indicates that total global end market sales for DPP-IV inhibitors during 2019 were approximately $10.7 billion whereas your disclosure on page 4 regarding Januvia, Janumet and other DPP-IV products indicates 2019A End Market Sales of $9.4 billion. Similarly, for Xtandi, your disclosure on page 149 indicates that total global end market sales for Xtandi during 2019 were approximately $4.3 billion whereas your disclosure on page 4 for Xtandi indicates 2019A End Market Sales of $3.5 billion.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure regarding end market sales on pages 151 and 152 Amendment No. 3.

Summary of the Offering Structure, page 11

3.

Please tell us how your disclosure that your Class B shares will not entitle holders of those shares to receive distributions upon a liquidation, dissolution or winding up of the company reconciles to your disclosure under “Rights upon liquidation” on page 181 that the holders of Class B shares only have limited rights to receive a distribution equal to their nominal value upon a liquidation, dissolution or winding up of Royalty Pharma, following the prior payment of the nominal capital paid up or credited as paid up on each Class A ordinary share as well as an amount of $10,000,000 on each Class A ordinary share upon such liquidation, dissolution or winding up, or revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 3.

Footnotes to the Unaudited Pro Forma Consolidated Balance Sheet

Footnote G, page 71

4.

You disclose on page 9 that pursuant to agreements with the Continuing Investors Partnerships, that certain of the Continuing Investors have agreed to exchange interests in the Continuing Investor Partnerships into an aggregate of 290,833,447 Class A ordinary shares shortly before or upon consummation of this offering. This exchange, however, is not discussed in the notes to your Unaudited Pro Forma Consolidated Balance Sheet or in your Capitalization discussion on an as-adjusted basis on page 63. Please revise your disclosures in these sections to reflect the fact that your pro forma Class A ordinary shares as of March 31, 2020 include amounts issued in this exchange.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 64, 72 and 75 Amendment No. 3.

Notes to the Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Recently adopted and issued accounting standards, page F-9

5.

You disclose that you recorded a cumulative adjustment to Retained earnings of $192.7 million to recognize an allowance for credit losses on your financial royalty assets as a result of the adoption of ASU 2016-13. Please revise to disclose the key changes to your allowance methodology as a result of this new guidance and how this adjustment was calculated. Please also update your accounting policy disclosure accordingly.

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	3	June 11, 2020

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No. 3.

Exhibits

6.

The Exhibit 5.1 legality opinion should not assume conclusions of law that are necessary for the ultimate opinion. Please tell us why assumptions (8) and (9) on Schedule 2 of the legality opinion are appropriate or file a revised opinion.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, a revised Exhibit 5.1 legality opinion has been filed.

7.

Based on the list of documents examined by counsel in Schedule 1 of the Exhibit 5.1 opinion, it does not appear that counsel reviewed the shareholder resolutions referred to on page 183 of the prospectus or any resolutions of the directors of the company authorizing the issuance of the New Shares. Please file a revised opinion or advise us as appropriate.

Response: Under the UK Companies Act 2006, a resolution of shareholders of a public limited company (such as Royalty Pharma plc) cannot be passed as a written resolution, but must instead be passed at a meeting of shareholders. A meeting of the shareholders of Royalty Pharma plc is due to take place on Saturday, June, 13, at which the resolutions (currently in draft form and included in the documents reviewed by counsel) to authorize the directors of the company to issues shares in connection with the company’s IPO are expected to be passed. Amendment No. 3 refers to the resolutions concerned and the expectation they will be passed before closing of the offering, and the IPO would not proceed unless such authorities were in place by then.

8.

Please have tax counsel revise its Exhibit 8.1 opinion to state clearly that the prospectus disclosure in these two sections are the opinion of named counsel. Also, revise the prospectus to reflect the same. Refer to Section III of Staff Legal Bulletin No. 19. In addition, please have tax counsel revise their 8.1 opinion to expressly consent to the reference to their firm under the caption “Legal Matters” in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, tax counsel has revised the Exhibit 8.1 opinion and page 200 of Amendment No. 3.

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:     Via E-mail

Pablo Legorreta, Chief Executive Officer

George Lloyd, RP Management’s General Counsel

Arthur R. McGivern, Esq.

Edwin M. O’Connor, Esq.

Benjamin K. Marsh, Esq.